VioQuest
                              PHARMACEUTICALS, INC.

                                 VIOQUEST, INC.
                       PRINCETON CORPORATE PLAZA, SUITE E
               7 DEER PARK DRIVE, MONMOUTH JUNCTION, NJ 08852 USA
                 TELEPHONE: +1 732 274 0399 FAX: +1 732 274 0402

United States Securities and Exchange Commission                     May 3, 2005
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:      VioQuest Pharmaceuticals, Inc. (the "Company")
         Form 10-KSB for the year ended December 31, 2004
         File No. 000-16686

Dear Mr. Rosenberg:

         I am writing to request an extension in response to your letter dated April 29, 2005, relating to the comments identified in the Securities and Exchange Commission's review of the Company's Form 10-KSB. I confirm the comments will be addressed no later than May 27, 2005 as discussed with Tabatha Akins on May 3, 2005. The request for an extension is based upon the time required to appropriately provide answers to the comments, in addition to the time required to prepare the Company's Form 10-QSB for the quarter ended March 31, 2005.

         Please contact me with any questions regarding this matter.

Yours truly,

/s/ Brian Lenz, CPA
Chief Financial Officer
VioQuest Pharmaceuticals, Inc.


CC:  Tabatha Akins, Senior Accountant
     James Atkinson, Accounting Branch Chief